THE LAW OFFICE OF
CONRAD C. LYSIAK
601 West First Avenue, Suite 903
Spokane, Washington 99201
(509) 624-1475
FAX: (509) 747-1770
EMAIL: cclysiak@qwest.net

October 17, 2007

Mr. John Reynolds
Assistant Director
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Mail Stop 3561
Washington, D.C. 20549-3561

RE: ESE Corporation
Form SB-2 Registration
SEC File No. 333-128110

Dear Mr. Reynolds:

     In response to your letter dated July 16, 2007, please be advised as follows:

General

     1. The $55,000 figure was in error. ESE needs $15,800 to open. The document has been revised and reconciled with the bullet point disclosures in your letter.

     Supplementally, the third party potential investors have indicated only that they are interested in investing if ESE’s shares are traded on the Bulletin Board. They have not sought free trading shares. They are aware of the costs related to registering shares for sale and made it clear they want their funds to be used for operations. Accordingly the plan is to issue the shares as a restricted security pursuant to an exemption from registration, probably Rule 506. Right now ESE is spending all advances on updating financial statements for this registration statement.

Securities and Exchange Commission
RE: ESE Corporation
Form SB-2
No. 333-128110
October 17, 2007

      We restate our previous response to a previous comment by your staff. ESE is not a blank check corporation. Section 7(b)(3) of the Securities Act of 1933, as amended (the “Act”) defines the term “blank check company” to mean, any development stage company that is issuing a penny stock that, “(A) has no specific plan or purpose, or (B) has indicated that its business plan is to merge with an unidentified company or companies.” ESE has a specific plan and purpose. ESE has no plans to merge with an unidentified company or companies. ESE’s business purpose and specific plan is to engage in the business of selling coffee, coffee beverages, pastries and confections. In Securities Act Release No. 6932 which adopted rules relating to blank check offerings, the Commission stated in II DISCUSSION OF THE RULES, A. Scope of Rule 419, that, “... start-up companies with specific business plans are not subject to Rule 419, even if operations have not commenced .....” If start-up companies were subject to Rule 419, all start-up businesses would be considered blank check companies. Please note that Securities Act Release No. 6932 does not require that the company have adequate capital to fund its operations.

     Further, Rule 419 is specifically states that it applies to an offering by a blank check company. The Rule is directed at issuers, not selling shareholders. Further, the securities sought to be registered have now been issued and outstanding more than two years and can be sold pursuant to the exemption contained in Rule 144(k) of the Securities Act 1933 and the restrictive legend contained thereon can now be removed. Please note that the Wulff Opinion is not applicable to the resale since ESE had a specific plan and purpose when it issued its securities.

     ESE currently has a plan of operation. It intends to operate a coffee shop. To get to the point of operating it needs additional cash. Just because it does not have capital to initiate its operations today does not mean that it is a “blank check” company. No where in the Securities Act Release No. 6932 does the SEC define a blank check company as one without adequate capital to begin operations. Again, if adequate capital was a precondition to not being a blank check company, all start-ups would be a blank check companies until they became funded requiring all start-up companies to register as blank check companies when making an initial public offering.

     We acknowledge that the SEC has the power to scrutinize offerings for attempts to create the appearance that the registrant has a specific plan or purpose in an effort to avoid the application of Rule 419. Your letter seems to indicate that ESE has a specific plan or purpose within the meaning of Rule 419, but that implies that perhaps it is only an “appearance.” Please make a final determination regarding this matter.

Securities and Exchange Commission
RE: ESE Corporation
Form SB-2
No. 333-128110
October 17, 2007

Financial Statements

     2. Updated financial statements have been provided and a new auditor’s consent.

Yours truly,

CONRAD C. LYSIAK
Conrad C. Lysiak

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